SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Corautus Genetics Inc.

(Formerly known as Genstar Therapeutics Corp.)

(Formerly known as Urogen Corp.)

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

218139 (CUSIP Number)

February 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 218139

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

BAXTER INTERNATIONAL INC.

I.R.S. Identification Number: 36-0781620

BAXTER HEALTHCARE CORPORATION

I.R.S. Identification Number: 36-2604143

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,397,447 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,397,447

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

•   1,383,162 shares of common stock

•   warrant to purchase 14,285 shares of Corautus common stock at $14.00 per share (as of the date of this filing, Corautus common stock share price is less than $8.00 per share.)

10.

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☒

•   2000 shares of non-voting Series C Preferred Stock convertible into Common Stock upon the achievement of a milestone event which has not yet occurred.

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person (See Instructions) CO

Page 2 of 6 Pages

CUSIP No. 218139

This Schedule 13G relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation (“Holder”) of 1,397,447 shares (the “Shares”) of common stock, $0.001 par value per share, of Corautus Genetics Inc.

Item 1(a)	Name of Issuer:

                     Corautus Genetics Inc. (formerly known as Genstar Therapeutics Corp. which was previously known as Urogen Corp.)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

                     75 Fifth Street, N.W., Suite 313

                     Atlanta, Georgia 30308

Item 2(a)	Name of Person Filing:

                     This statement is being filed by Holder and Baxter International Inc., a Delaware corporation and the owner of

                     100% of the capital stock of Holder (“Parent”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

                     One Baxter Parkway

                     Deerfield, Illinois 60015

Item 2(c)	Citizenship:

                     Delaware

Item 2(d)	Title of Class of Securities:

                     Common Stock, $0.001 par value per share, of Corautus Genetics Inc.

Item 2(e)	CUSIP Number

                     218139

Page 3 of 6 Pages

CUSIP No. 218139

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

(a)	☐ Broker Or Dealer Registered Under Section 15 Of The Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act
(d)	☐ Investment company registered under Section 8 of the Investment Company Act
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or a control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

This Schedule does not report any change in beneficial ownership and pursuant to Rule 13d-1(c), Holder will report changes in ownership of the Shares on Schedule 13G.

(a)	Amount Beneficially Owned: 1,397,447

(b)	Percent of Class: 11.6%. The percentages used herein are calculated based upon 12,016,827 shares of Common Stock outstanding as of January 27, 2004 as reflected in the Issuer’s Form S-3 filed on January 27, 2004.

(c)	Number of Shares as to Which the Person Has:

      (i)  sole power to vote or direct the vote: -0-

     (ii)  shared power to vote or direct the vote: 1,397,447

    (iii)  sole power to dispose or to direct the disposition of: -0-

   (iv)  shared power to dispose or to direct the disposition of: 1,397,447

Page 4 of 6 Pages

CUSIP No. 218139

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

By signing below, each of Holder and Parent certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

CUSIP No. 218139

S I G N A T U R E

After reasonable inquiry and to the best of their knowledge and belief, each of Holder and Parent certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

BAXTER HEALTHCARE CORPORATION

By:	/S/ Jan Stern Reed

Jan Stern Reed
Secretary

BAXTER INTERNATIONAL INC.

By:	/S/ Jan Stern Reed

Jan Stern Reed
Corporate Secretary

Page 6 of 6 Pages